Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

Transcript of Presentation by James P. Torgerson, President and Chief Executive Officer of UIL Holdings Corporation, made available to employees of UIL Holdings Corporation on February 26, 2015

Hello. As you may have seen already, today we announced that we are joining forces with Iberdrola’s U.S. operations to create a leading Northeast-based publicly traded power and utility company. This transformational step will make us a stronger utility, with greater scale and financial resources to support our customers across the Northeast.

I know you will have lots of questions and, in this video, I want to talk briefly about why I am confident this is the right move, what we are creating and what it means in the near- and long-term.

First, what are we creating? In short, we are combining with Iberdrola USA to create a newly listed publicly traded company in the U.S. Upon closing of the transaction, I will be CEO of the combined entity. UIL’s shareholders will own 18 and a half percent of the company and Iberdrola will own 81 and a half. Together, we will be a larger, more diverse Northeast utility company. We will have seven highly-regarded, regulated electric and gas utilities in complementary geographies – Iberdrola USA’s New York State Electric & Gas, Rochester Gas and Electric and Central Maine Power, along with our four operating utilities.

We will have a rate base of nearly $8.5 billion. We plan to make significant investments in infrastructure and other capital expenditures to ensure that customers continue to receive the safe, reliable and cost-efficient service that they have come to expect from our top-performing companies. Together, we will serve over 3 million electric and gas customers across New York, Connecticut, Maine and Massachusetts and will also have a highly contracted 6.5 GW renewable portfolio, which includes the second largest operating wind portfolio in the U.S.

We will continue to have our headquarters in New Haven, Connecticut – where I will remain based – and we also will maintain our current offices in Massachusetts. In addition, Iberdrola USA’s offices in Maine and New York will also be maintained. We will rename the combined company, which will trade on the NYSE.

Now let me tell you why I believe this makes sense for all of our constituencies. We are combining two energy companies that share a focus on industry excellence and the safe and cost efficient delivery of energy. As part of the agreement, Iberdrola will honor all of our existing labor contracts. We will be a larger entity that has significant opportunities in front of us as we prepare for our next phase of growth. And, as we think about how we are going to meet the evolving and constantly changing needs of our customers and our industry, we must continue to advance the way we deliver energy and serve our customers. We want to be an industry leading, modern power and utility company that is at the forefront of driving the necessary change to deliver sustainable value to our customers, our employees and the communities we serve.

This combination also is good for our shareholders, which include many of you. Shareholders will receive a cash payment and a share in the new company. As shareholders, you will participate in the future upside prospects of the combined company, including its highly attractive renewable energy portfolio. You can read more about this in the press release.

Utilities play an important role in the communities we serve, which is why we will maintain our charitable giving and corporate philanthropy programs.

It is important to keep in mind that this transaction is not expected to close until early 2016, pending shareholder and regulatory approvals.

In short order, there will be announcements about the new organization, its name and its structure, my vision and other critical decisions. In the meantime, until we close, we will continue to operate as separate companies. I trust that I can count on everyone to continue the great work we’ve started at UIL. We need to stay 100% focused on safety, reliability and everything we do to keep the lights on and the gas flowing. Our customers count on us every day and our commitment to high quality service must remain unwavering under any circumstances.

You should be very proud of the Company you have helped to build, and I hope you share my excitement for this next chapter of our growth. Thank you for helping to get us here – and thank you for your continued support.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL Holdings Corporation (“UIL”) and Iberdrola USA, Inc. (“Iberdrola USA”). In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement of UIL, that will also constitute a prospectus of Iberdrola USA. UIL will mail the proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction (when available), free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409. Copies of the documents filed with the SEC by Iberdrola USA will be available free of charge on Iberdrola USA’s website at www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations department at +34917842743.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, will be set forth in the proxy statement/prospectus, which will be included in Iberdrola USA’s registration on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL’s shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither UIL nor Iberdrola USA undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.